

Mail Stop 3030

April 7, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Herm Rosemman
Senior Vice President, Finance and Chief Financial Officer
Gen-Probe Incorporated
10210 Genetic Center Drive
San Diego, California 92121-4362

>   RE: **Gen-Probe Incorporated**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 25, 2009**
>   **File No. 1-31279**

Dear Mr. Rosemman:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 58

Critical Accounting Policies and Estimates, page 61

1.   We note the disclosure in Note 4 regarding your short-term investments. It
       appears that your method of accounting for your short-term investments may
       constitute a critical accounting policy. In future filings, please discuss the
       consideration you have given to addressing the basis for the assumptions used to
       determine your estimate of the fair values of your short-term investments and
       your determination of other-than-temporary impairment within your critical
       accounting policy.

2.   In this regard, we note from your disclosures that "the company's portfolios had
       an average term of three years. Please revise future filings to classify your
       securities as either current or non-current, or tell us why your current
       classification is appropriate. Refer to the guidance in paragraph 17 of SFAS 115.

Valuation of Goodwill and Long-lived Assets, page 63

3.   We note that your impairment assessment of goodwill and long-lived assets "is
       reviewed at least annually, *generally* in the fourth quarter of each year". Please
       tell us how your policy of testing goodwill impairment "generally" in the fourth
       quarter complies with the guidance in paragraph 26 of SFAS 142 which states the
       test can be performed any time during the fiscal year provided the test is
       performed at *the same time* every year. Revise future filings as appropriate to
       address our concern.

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
cover letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief